FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated June 10, 2015

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/MF): 07.628.528/0001-59

Company Registry (NIRE): 35.300.326.237

SALE OF CREMAQ FARM

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (“Company”) informs its shareholders and the market in general that Cremaq Real Estate – BrasilAgro Subsidiary – it has entered into a Commitment for the Sale of Cremaq Farm, in line with its strategy, which in addition to generating results from agricultural production, aims to generate capital gains from the sale of properties.

The rural property located in the municipality of Baixa Grande do Ribeiro (PI) was acquired in 2006 for R$ 42.3 million and had a total area of 32,702 hectares. Of this initial area, 4,957 hectares were sold in May 2013 and the remaining 27,745 hectares are the object of the Commitment entered into on this date.

The sale price was R$ 270.0 million and the buyer has already paid 25% of the total value on this date. The remaining balance, adjusted by CDI, will be paid upon the deed registration, estimated to happen in the next 90 days.

The sale has an expected Internal Rate of Return (IRR) of 20.4% and the Cremaq project (both sales consolidated) as a whole of 21.4%.

The transfer of the possession and accounting of that operation occurred on this date. The value of these areas in the Company’s books is R$ 63.4 million1(acquisition + investments, net of depreciation).

The sale of Cremaq Farm is extremely important for the Company, as it underlines its capacity for creating and capturing value from the development of agricultural properties. We have listed below the Company’s real estate highlights since began operations in 2006.

  We have acquired 248,197 hectares (165,416 hectares of which arable), developed more than 100,000 hectares and sold 65,399 hectares (41,049 hectares arable).
  We have invested R$ 399.0 million in the acquisition and R$ 188.0 million in the development of the properties.
  After the sale of Cremaq, the Company will still own a total of 182,798 hectares, 73,000 hectares of which under production and 51,000 hectares in a land bank, adding up to a total of 124,367 arable hectares, plus 58,432 hectares of legal reserves and permanent preservation areas.
  We have already sold 8 properties totaling R$ 500.0 million.
  The Company began turning over its portfolio in 2012 and this is the fourth consecutive year of properties sales. In this four year period, the average annual sale amount is R$112.9 million.
  All sales took place at prices significantly above the book value and also above the fair value of the properties disclosed in the annual explicative financial notes. The disinvestments generated unleveraged IRRs between 19% and 27%.
  The Company’s farms are accounted as investment properties and booked at their acquisition cost + investments net of depreciation. For this reason, the sale of Cremaq should increase the Company book value by approximately 30%.

We remain confident in our strategy and our ability to deliver results and find innovative and efficient solutions in order to continue growing in a consistent manner, adding value to our shareholders.

São Paulo, June 10, 2015.

Julio Toledo Piza

CEO & IRO

Investor Relations

ri@brasil-agro.com

Phone: 55 (11) 3035-5374

1 Estimated book value on June 10, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2015.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: June 10, 2015.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer